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CUSIP No. 62936P-10-3                                                Page 1 of 5




                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 2)


                              NPS Pharmaceuticals, Inc.
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                                   (Name of Issuer)


                            Common Stock, $.001 par value
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                            (Title of Class of Securities)


                                     62936P-10-3
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                                    (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].


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                                                                     Page 2 of 5
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1)  Name of Reporting Person                     Hunter Jackson
    S.S. or I.R.S. Identification
    No. of Above Person

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2)  Check the Appropriate Box                    (a)  [ ]
    if a Member of a Group                       (b)  [ ]

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3)  SEC Use Only

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4)  Citizenship or Place of                      United States
    Organization

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Number of Shares        5)   Sole Voting Power        323,176 shares of Common
Beneficially Owned by                                 Stock, $.001 par value
Each Reporting Person                                 ("COMMON STOCK")
With                    -------------------------------------------------------
                        6)   Shared Voting Power      75,002 shares of Common
                                                      Stock
                        -------------------------------------------------------
                        7)   Sole Dispositive         323,176 shares of Common
                             Power                    Stock
                        -------------------------------------------------------
                        8)   Shared Dispositive       75,002 shares of Common
                             Power                    Stock
                        -------------------------------------------------------
9)  Aggregate Amount Beneficially                     551,578 shares of Common
    Owned by Each Reporting Person                    Stock (Includes options:
                                                      See Footnote 1 on Page 4
                                                      of 5)

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10) Check if the Aggregate Amount
    in Row (9) Excludes Certain
    Shares                                       [ ]

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11) Percent of Class Represented                 4.67% (based on 11,807,220
    by Amount in Row 9                           shares outstanding as of
                                                 December 31, 1996)

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12) Type of Reporting Person                     IN

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                                                                     Page 3 of 5

                                     SCHEDULE 13G

Item 1(a).    NAME OF ISSUER:

              NPS Pharmaceuticals, Inc.

Item 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              420 Chipeta Way
              Salt Lake City, Utah  84108

Item 2(a).    NAME OF PERSON FILING:

              Hunter Jackson

Item 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              420 Chipeta Way
              Salt Lake City, Utah  84108

Item 2(c).    CITIZENSHIP:

              United States

Item 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, $.001 par value

Item 2(e).    CUSIP NUMBER:

              62936P-10-3

Item 3.       Not applicable.


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                                                                     Page 4 of 5

Item 4.  OWNERSHIP.

         (a)  Amount beneficially owned:  551,578(1)
         (b) Percent of class: 4.67% (based on 11,807,221 shares outstanding as of December 31, 1996)
         (c)  Number of shares as to which such person has:
              (i)    Sole power to vote or to direct the vote:  323,176
              (ii)   Shared power to vote or to direct the vote:  75,002
              (iii)  Sole power to dispose or to direct the disposition
                     of:  323,176
              (iv)   Shared power to dispose or to direct the disposition of:
                     75,002

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         None.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


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     (1) Includes 2 shares held by the reporting person's children and 75,000 shares held in a trust. The reporting person disclaims beneficial ownership of such securities. Also includes 153,400 shares issuable upon exercise of options within 60 days of December 31, 1996.

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                                                                     Page 5 of 5

Item 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February     , 1997
                                        ------------------------------
                                                    (Date)

                                            /s/ Hunter Jackson
                                        ------------------------------
                                                 (Signature)

                                        Hunter Jackson, CEO, President
                                        and Chairman of the Board
                                        ------------------------------
                                               (Name and Title)